

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 22, 2016

Mr. Thomas J. McInerney
Chief Executive Officer
Genworth Financial Inc.
6620 West Broad Street
Richmond, VA   23230

> **Re:** **Genworth Financial Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **Definitive Proxy Statement**
> **Filed April 1, 2016**
> **File No. 1-32195**

Dear Mr. McInerney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of net income (loss) to net operating income (loss), page 119

1. Please identify net operating income (loss) and related per share amounts as non-GAAP measures similar to what you do in your earnings releases furnished in Form 8-K.

2. Please clarify how deducting net income attributable to non-controlling interests from income (loss) from continuing operations results in income (loss) from continuing operations available to Genworth Financial, Inc.'s common stockholders, which is what you then reconcile to net operating income (loss). Also consider revising your title "net operating income (loss)" to indicate, if true, that it relates solely to an amount available to Genworth Financial, Inc.'s common stockholders.

3. Please tell us what is netted in the adjustments that reconcile income (loss) from continuing operations available to Genworth Financial, Inc.'s common stockholders to net operating income (loss). This presentation may not be consistent with question 102.11 of our non-GAAP financial measures Compliance & Disclosure Interpretations updated May 17, 2016. Consider that question as well as other questions therein updated May 17, 2016 beginning with your next filing and earnings release.

Notes to Consolidated Financial Statements
(10) Liability for Policy and Contract Claims
Long-term care insurance, page 257

4. Throughout the filing you use the terms correction or corrections numerous times. For example, herein in the discussion below the table you refer to correction(s) which appear to be errors from prior years recorded in 2014 and 2015. Please explain to us the use of the term correction(s) herein and throughout the filing. To the extent correction(s) represent prior year errors that you recorded in a subsequent period, provide us your analysis for concluding that restatement was not necessary.

Definitive Proxy Statement on Form DEF 14A
Executive Compensation, page 50

5. We refer to the discussion of the long term equity grants and the accompanying table on page 41. Please confirm that in future filings you will expand your discussion to explain the factors that the Committee considered in determining the approximate compensation value intended to be delivered to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorman Yale, staff attorney, at (202) 551-8776 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance